Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS

FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2017

Herndon, VA***June 19, 2017***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its fiscal year ended March 31, 2017.

Revenues for the three months ended March 31, 2017 increased by $9.3 million or 29.6% to $40.8 million as compared with $31.4 million for the three months ended March 31, 2016. Gross profit for the three months ended March 31, 2017 was $3.9 million (9.5% of revenues) compared with $2.1 million (6.8% of revenues) for the three months ended March 31, 2016. Operating loss for the three months ended March 31, 2017 was $0.9 million (2.1% of revenues) compared with operating loss of $2.1 million (6.7% of revenues) for the three months ended March 31, 2016. Net loss for the three months ended March 31, 2017, including the $2.1 million after-tax, non-cash impairment charge was $2.7 million, or $0.28 per basic and diluted share outstanding, compared with net loss of $1.4 million, or $0.14 per basic and diluted share outstanding for the three months ended March 31, 2016.

Revenues for the fiscal year ended March 31, 2017 increased by $29.1 million or 21.8% to $162.2 million as compared with $133.1 million for the fiscal year ended March 31, 2016. Gross profit for the fiscal year ended March 31, 2017 was $18.3 million (11.3% of revenues) compared with $14.9 million (11.2% of revenues) for the fiscal year ended March 31, 2016. Operating income for the fiscal year ended March 31, 2017 was $0.1 million (0.1% of revenues) compared with an operating loss of $4.2 million (3.2% of revenues) for the fiscal year ended March 31, 2016. Net loss for the fiscal year ended March 31, 2017, including the $2.1 million after-tax, non-cash impairment charge, was $2.3 million, or $0.24 per basic and diluted share outstanding, compared with a net loss of $2.7 million, or $0.27 per basic and diluted share outstanding for the fiscal year ended March 31, 2016.

The increases in revenues for the three months and fiscal year ended March 31, 2017, as compared with the corresponding periods of the prior year were primarily driven by the commencement of work under the contracts with the U.S. Postal Service (“USPS”) in June 2016 and under a new multi-state security services contract with a large online retailer in April 2016. In addition, revenues from a major transportation company, New York based healthcare facilities, and financial institutions increased. These increases were partly offset by reductions in revenues from temporary airport construction related services, residential and retail customers and California based technology companies.

The increase in gross profits for the three months ended March 31, 2017, as compared with the corresponding period of the prior year was primarily the result of a $0.9 million reduction in workers’ compensation expense and the commencement of work on the above-mentioned new contracts with the USPS and the large online retailer. In addition, gross profits increased as a result of the increased revenues from certain New York based healthcare facilities, equipment sales and financial institutions. These increases were partly offset by increasing labor costs in certain markets, the effect of reductions in temporary airport construction related security services, reductions in revenues from various residential and retail customers and California based technology companies.

The increase in gross profits for the fiscal year ended March 31, 2017, as compared with the corresponding period of the prior year was the result of a $1.5 million reduction in workers’ compensation expense and the commencement of work on the above-mentioned new contracts with the USPS and the large online retailer. The decrease in workers’ compensation costs was primarily driven by improved claims management processes during the past two and one-half policy years partly offset by increases in certain legacy claims from the 2013 policy year. In addition, gross profits increased at certain New York based healthcare facilities, equipment sales, and financial institutions. These increases were partly offset by reductions in temporary airport construction related security services, various residential and retail customers and California based technology companies.

While revenues increased nearly 30% for the three months ended March 31, 2017, general and administrative expenses increased by 13.4% or $0.6 million, to $4.8 million (11.9% of revenues) as compared to $4.3 million (13.6% of revenues) in the corresponding period of the prior year. The increase in general and administrative expenses was driven primarily by higher employee compensation and related costs. While we were otherwise able to leverage our existing cost structure with relatively small increases in employee compensation and benefit costs, we incurred increased information technology and communications costs in support of the increased revenues.

Similarly, while revenues increased nearly 22% for the fiscal year ended March 31, 2017, general and administrative expenses decreased by 2.0% or $0.4 million, to $18.3 million (11.3% of revenues) as compared to $18.7 million (14.0% of revenues) for the corresponding period of the prior year. The decrease in general and administrative expenses was driven primarily by lower legal and labor settlement costs, partly offset by higher employee compensation and related costs. As noted above, the offsetting increases were in support of the increased revenues.

The increase in net loss for the three months ended March 31, 2017, as compared with the corresponding period of the prior year was due mainly to the $2.1 million after tax, non-cash impairment charge related to the Company’s minority investment in OPS Acquisitions Limited and Ocean Protection Services Limited (“OPS”) and the above-mentioned increase in employee compensation and related expenses incurred in support of new revenue growth, partly offset by increases in gross profits including the reduction in worker’s compensation expense.

The decrease in net loss for the fiscal year ended March 31, 2017 as compared with the corresponding period of the prior year was due mainly to the increase in operating income as noted above including the reduction in workers’ compensation expense and legal and labor settlement related costs, partly offset by the above-mentioned non-cash impairment charge, increases in certain general and administrative costs incurred in support of new revenue growth and a reduction in the Company’s equity earnings from our minority investment in OPS.

Craig P. Coy, Chief Executive Officer of Command Security, said, “We continue to make great progress on a number of initiatives and this year was no different. In general, the industry is seeing significant changes as consolidation continues. This is providing many new opportunities for the Company as the big three or four security companies work to integrate and consolidate their brick and mortar operations while seeking to provide consistent service to their customers. We are adapting to a technology based service delivery model which focuses more attention on the customer. With this approach we have successfully added new large contracts with high quality companies that value service and results. The new contracts in FY2017 added approximately 1,060 additional officers while the new contracts recently awarded will further add approximately 1,065 new officers during June and July 2017. Another important matter is currently being resolved in the on-going California union litigation in which we have reached a settlement to dismiss all claims against the Company. In addition, our management team is improving our capabilities to meet recruiting challenges as the labor market tightens with lower unemployment and increasing wage pressures. Along with the deployment of enhanced operational technologies we are improving our scheduling and workforce productivity abilities. Despite the on-going challenges, we are well positioned to offer higher quality and more efficient services to customers who need to ensure they are Securing All They Value!”

Non-Cash Impairment Charge

During the past three fiscal years ended December 31, 2016, OPS has experienced a decline in revenues and net income from continuing operations. The decline in revenues has been driven by several factors including an overall reduction in world-wide shipping activity, reduced demand for security personnel as a result of declines in attempted and successful piracy attacks, lower insurance rates and lower oil prices allowing operators the option of longer routes through lower risk areas further leading to a decline in demand for security services. The maturing of this industry has also led to price competition further compressing revenues and margins.

The decline in revenues has resulted in net operating losses for the year ending March 31, 2017, and accordingly, the Company has recorded its proportionate share of these losses totaling $82,000.

The above-mentioned long-term decline in revenues has resulted in a significant reduction in liquidity which has more recently led to the inability of OPS to remain current in its obligations under its senior debt. In light of the above-mentioned factors the Company has performed an assessment of the fair value of its 30% investment in OPS and has determined that the book value of the investment exceeded its fair value and further concluded that this decline in value was other than temporary. Accordingly, the Company has recorded a $2.1 million non-cash charge during the quarter ended March 31, 2017 in order to reflect the fair value of the Company’s investment in OPS of $.5 million. This charge was reported as an impairment of an equity method investment in the consolidated statements of operations.

Subsequent Event

In June 2017, the Company, the California Service Employees Health and Welfare Trust Fund and the United Service Workers West, SEIU (USWW) successfully negotiated a settlement of the two lawsuits against the Company. The settlement, among other things includes cash payments to the Trust Fund, the SEIU, and the three claimants aggregating approximately $250,000 which will lead to the dismissal of all claims against the Company. Sufficient reserves to cover the cost of the settlement were recorded in the year ended March 31, 2017.

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
Income Statement Highlights	(Unaudited)
	2017	2016	2017	2016

Revenues	$40,764,522	$31,449,329	$162,179,249	$133,101,689
Gross profit	3,853,858	2,135,422	18,268,815	14,901,326
General and administrative	4,834,618	4,263,772	18,299,827	18,675,314
Operating income (loss)	(871,666)	(2,097,773)	107,535	(4,200,740)
Equity earnings/(loss) in minority investment of unconsolidated affiliate	(25,000)	(46,709)	(82,000)	65,291
Impairment of equity method minority investment of unconsolidated affiliate	(2,100,000)	-	(2,100,000)	-
Benefit from income taxes	(369,000)	(830,000)	(56,000)	(1,640,000)
Net loss	(2,714,959)	(1,355,119)	(2,324,589)	(2,656,323)
Net loss per common share:
Basic	(0.28)	(0.14)	(0.24)	(0.27)
Diluted	(0.28)	(0.14)	(0.24)	(0.27)
Weighted average number of common shares outstanding:
Basic	9,848,186	9,792,618	9,824,763	9,771,578
Diluted	9,848,186	9,792,618	9,824,763	9,771,578

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	March 31, 2017	March 31, 2016
Cash and cash equivalents	$1,042,291	$1,486,854
Accounts receivable, net	29,189,233	21,890,623
Total current assets	36,008,098	27,415,406
Total assets	41,779,850	36,145,862
Short-term debt	12,228,679	7,011,743
Total current liabilities	25,530,945	16,750,690
Total liabilities	25,897,268	18,063,152
Stockholders’ equity	15,882,582	18,082,710
Total liabilities and stockholders’ equity	$41,779,850	$36,145,862